FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2005

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.   News Release dated June 15, 2005-Airborne Magnetic Survey on the Nor Property

2.   News Release dated June 20, 2005- Brokered and Non Brokered Private Placement

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                                                       MISCELLANEOUS CORP.

                                                                                       (Registrant)

Date: 7 July, 2005                                                          By: /s/ Seamus Young

                                                                                                      Name

                                                                                       Its: President/Director

                                                                                                     (Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: June 15, 2005

______________________________________________________________________________________

AIRBORNE MAGNETIC SURVEY ON THE NOR PROPERTY

International KRL Resources Corp. (the Company) is pleased to report that it has completed an aeromagnetic survey on its Nor Property (the Property). The Property comprises 206 claims in the Richardson Mountains of the Yukon Territory, 65 km east of the Eagle River Lodge off the Dempster Highway.

The helicopter survey was flown by McPhar Geosurveys Ltd. (McPhar) using a high-sensitivity caesium magnetometer. The magnetometer bird was flown at a nominal height of 45m. The survey totalled 1155 km on 155 flight lines (100m spacing), plus 123 km on 8 tie lines (1 km spacing). The flight lies were flown at an azimuth of 65o and the perpendicular tie lines at 155o. The data were field processed by McPhar then forwarded to their Newmarket office for final levelling and filtering.

The survey was successful in defining many obvious and more subtle features of the Richardson fault array as well as providing high resolution magnetic coverage of the Nor ridge. An interpretation of the aeromagnetic data is in progress.

In addition to the standard colour contoured Total Magnetic Intensity (TMI) map a collection of filtered and derivative maps were produced. A preliminary presentation of the survey was given to the Company by VOX Geoscience Ltd. on Monday June 13th. The aeromagnetic survey has detected many major and minor breaks, offsets and inflections across the Property.

The 2005 work program on the Property will commence next week. It will include linecutting, an induced polarization (IP) survey (planned to delineate zones of mineralization), a geochemical soil sampling program, geological mapping, additional prospecting and a subsequent diamond drill program.

The results of the work program will be released in a timely basis. The Qualified Person for the geophysical portion of the project is Ken Robertson (P.Geo.).

For more information on the Nor Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

                                                                                                                                    DATE: June 20, 2005

______________________________________________________________________________________

BROKERED AND NON-BROKERED PRIVATE PLACEMENT

International KRL Resources Corp. (IRK) is pleased to announce that it has engaged Pacific International Securities Inc (the “Agent”) as lead agent for the best efforts private placement of up to 1,000,000 flow through units at a price of $0.25 per flow through unit (the “FT Units”), and up to 1,000,000 non-flow through units at a price of $0.20 per non-flow through unit (the “Common Share Units”), for gross proceeds from the brokered offering of up to $450,000 (the “Brokered Offering”).

Each FT Unit shall consist of one flow-through common share and one non-flow-through share purchase warrant, with each such warrant exercisable into one common share of the Company for two years from Closing Date at a price of $0.50.

Each Common Share Unit shall consist of one non flow-through common share and one non-flow-through share purchase warrant, with each such warrant exercisable into one common share of the Company for two years from Closing Date at a price of $0.40.

The share purchase warrants will be transferable. Flow-through funds raised through the issuance of the FT Units will be renounced for the 2005 taxation year.

The Company has agreed to grant the Agent an over allotment option to cover potential over subscription of the Brokered Offering for up to 250,000 additional FT Units and up to 250,000 additional Common Share Units on the same terms.  As consideration for acting as Agent, the Company has agreed to pay a commission of 8 percent of the total proceeds raised in the Brokered Offering upon closing, payable in cash, Common Share Units or a combination thereof at the option of the Agent.  In addition, the Agent will receive Compensation Options (the “Compensation Options”) representing 10 percent of the aggregate FT Units and Common Share Units sold pursuant to the Brokered Offering.  Each Compensation Option is exercisable at a price of $0.25 per unit (an “Compensation Unit”) for two years.  Each Compensation Unit will consist of one common share and one non-transferable common share purchase warrant, each such purchase warrant entitling the Agent to acquire one additional common share of the company for a period of two years, at a price of $0.50 per share.  The Company has agreed not to issue any further securities without the prior consent of the Agent for 90 days following closing, and shall grant the Agent a right of first refusal with respect to any further brokered equity financings within 24 months following the closing, which is expected to take place on or before July 20, 2005.

The Company also announced a non-brokered offering of up to 1,000,000 non-flow through units at a price of $0.20 per non-flow through unit (the “Non-Brokered Units”), for gross proceeds from the non-brokered offering of up to $200,000 (the “Non-Brokered Offering”).  Each Non-Brokered Unit shall consist of one non flow-through common share and one non-flow-through share purchase warrant, with each such warrant exercisable into one common share of the Company for one year from Closing Date at a price of $0.30 per share.  The Non-Brokered Offering is expected to close on or before the Brokered Offering.

The private placements are subject to TSX Venture Exchange acceptance. All securities issued pursuant to the Brokered and Non-Brokered Offerings will be subject to a four month hold period from the date of closing.

The proceeds from the sale of FT Units will be used on the Nor uranium enriched iron/oxide/copper/gold (IOCG) property located in the Yukon Territory, and on the Copper Hill gold/copper project located in northern Ontario.  Proceeds from the sale of Common Share Units and Non-Brokered Units will be used for working capital and general exploration.

For more information on the Nor Property, the Copper Hill Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570-789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.